Exhibit 3.1

Amendment No. 2 to First Amended and Restated Bylaws of Lyris, Inc.

Effective September 13, 2013

The First Amended and Restated Bylaws are hereby amended to add a new Article XI, Section 11 to read in its entirety as follows:

Section 11. Choice of Forum.
Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these Bylaws; or (d) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Section 11.